REG-Antisoma plc: Antisoma licenses rights to develop Betagenon's AMPK activators as cancer treatments

Released: 14/04/2008

Antisoma licenses rights to develop Betagenon's AMPK activators as cancer treatments

London, UK, and Umea, Sweden, 14 April 2008: Cancer drug developer Antisoma (LSE: ASM; USOTC:ATSMY) and Betagenon, a privately held Swedish biotechnology company, today announce that Antisoma has licensed rights to develop and commercialise Betagenon's AMPK (AMP activated protein kinase) activators in cancer indications.

Betagenon has developed a series of small molecules that activate AMPK. AMPK is best known as a target in diabetes. Betagenon has shown that AMPK activators also have significant potential in cancer treatment, and has established a leading position in this novel application of the drugs.

Antisoma plans to continue the preclinical evaluation of AMPK activators from Betagenon's pipeline. The two companies have also formed a collaboration to explore further the potential of AMPK-based approaches to cancer treatment.

Antisoma will make an immediate upfront payment and fund certain research at Betagenon. Further payments will be made on achievement of development and regulatory milestones, and royalties will be paid on any sales of compounds resulting from the collaboration.

Betagenon's Chief Executive Officer, Olof Karlsson, said: "We are delighted to be collaborating with Antisoma on our AMPK programme. We are confident that we have chosen a partner with the ability to advance our promising compounds rapidly and effectively in cancer."

Antisoma's Chief Executive Officer, Glyn Edwards, said: "Betagenon's AMPK activators are another promising addition to our preclinical oncology portfolio. They fit with our strategy of acquiring a diverse range of novel and class-leading preclinical compounds with potential to add value to our clinical pipeline in the future."

Background on Betagenon

Betagenon was founded in September 2001 to research, develop and commercialise pharmaceutical products based upon the extensive research knowledge and expertise in type 2 diabetes built up by Dr Helena Edlund and Dr Thomas Edlund. Its goal is to become one of the leading companies in the discovery and early stage development of novel, safe and effective therapies for treatment of obesity-related disorders including type 2 diabetes, fatty liver disorders linked to hyperinsulinaemia, and various forms of cancer. Please visit www.betagenon.com for more information on Betagenon

Background on AMPK and Betagenon's AMPK agonists

AMPK is involved in a number of pathways that are important in cancer. Activation of AMPK by Betagenon's agonists down-regulates mTOR and EF2 and suppresses lipid synthesis in tumour cells.This has been associated with significant cancer cell-killing activity in vitro and anti-tumour activity in animal models.

Background on Antisoma

Headquartered in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information about Antisoma.

Enquiries:

Glyn Edwards, CEO	
Daniel Elger, Director of Communications	+44 (0)20 8799 8200
Antisoma plc	
Olof Karlsson, CEO	+46 (0)856 849 950
Betagenon AB	
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich	+44 (0)20 7466 5000
Buchanan Communications	
Brian Korb	+1 646 378 2923
The Trout Group	

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